Exhibit 12.1
Baxter International Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

	Six Months
	Ended
	June 30,		Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Income from continuing operations before income taxes (1)	$1,361	$2,462	$2,128	$1,760	$1,465	$442

Fixed charges
Interest costs (2)	73	165	136	116	184	144
Estimated interest in rentals (3)	27	54	52	49	46	50

Fixed charges as defined	100	219	188	165	230	194

Adjustments to income
Interest costs capitalized	(13)	(17)	(12)	(15)	(18)	(18)
Net losses (gains) of less than majority-owned affiliates, net of dividends	1	1	—	(2)	(6)	(5)

Income as adjusted	$1,449	$2,665	$2,304	$1,908	$1,671	$613

Ratio of earnings to fixed charges (4)	14.49	12.17	12.26	11.56	7.27	3.16

(1)	Reflects the January 1, 2009 adoption of a new accounting standard that requires a company to present a consolidated net income measure that includes the amount attributable to noncontrolling interests (historically referred to as minority interests) for all periods presented. Prior to January 1, 2009, the noncontrolling interests’ share of net income was included in other (income) expense, net. All prior years presented have been restated in accordance with this standard.

(2)	Excludes interest on uncertain tax positions.

(3)	Represents the estimated interest portion of rents.

(4)	Excluding the following pre-tax special charges included in “Income from continuing operations,” the ratio of earnings to fixed charges was 12.97, 13.25, 12.02, 7.56 and 8.04 in 2008, 2007, 2006, 2005 and 2004, respectively.
2008:	$125 million charge relating to infusion pumps, $31 million impairment charge and $19 million of charges relating to acquired in-process and collaboration research and development (IPR&D).

2007:	$70 million charge for restructuring, $56 million charge relating to litigation and $61 million of charges relating to acquired IPR&D.

2006:	$76 million charge relating to infusion pumps.

2005:	$109 million benefit relating to restructuring charge adjustments, $126 million of charges relating to infusion pumps and a $50 million charge relating to the exit of hemodialysis instrument manufacturing.

2004:	$543 million charge for restructuring, $289 million charge for impairments and $115 million for other special charges.